FORM 6-K

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Special
	Report of Foreign Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of January 2002 (January 24, 2002)

THE NEWS CORPORATION LIMITED
	(Name of Registrant)



2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X    		Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Special Report is incorporated by reference in the prospectus contained in Registration Statement Nos. 33-43799, 33-46196,
33-50222, 33-62008, 33-71446, 33-81272, 33-86358, 33-89584,
33-90188, 33-91626, 33-94866, 333-4962, 333-6188, 333-6190,
333-6324, 333-6896, 333-7466, 333-8744, 333-9112, 333-9114,
333-9204, 333-9206, 333-9530, 333-10168, 333-10338, 333-10624
and 333-13556 filed by the Registrant under the Securities Act of 1933.


Annexed hereto as Exhibits A is a press release of The News
Corporation Limited dated January 24, 2002.








SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


THE NEWS CORPORATION LIMITED



Date:	January 24, 2002			By:	/s/ Arthur M. Siskind
Arthur M. Siskind
Director









































EXHIBIT INDEX


Exhibit									Page No. in Sequential
									Numbering System


A. Announcement of The News Corporation Limited			6
dated January 24, 2002.















































EXHIBIT A



For Immediate Release 					       Contact: Andrew Butcher 212-852-7070


Chase Carey, Co-Chief Operating Officer, Resigns Executive
Duties At News Corporation

Carey To Remain on Board of Directors and Serve as Consultant
______________________


NEW YORK, NY, January 24, 2002 - News Corporation today announced that Chase Carey has decided to resign his positions as Co-Chief Operating Officer of the Company and President and Chief Executive Officer of Sky Global Networks. Mr. Carey, who will remain on the Board of Directors of News Corporation, will serve as a consultant to the Company through 2002.

News Corporation Chairman and Chief Executive Rupert Murdoch said: "It is with great regret that I accept Chase's decision to resign from the Company. For the past 15 years, Chase's vision, energy and leadership helped transform News Corp. into a global leader in broadcast and pay television. Today, in part because of Chase's extraordinary accomplishments, News Corp. encompasses a major national television network; the number one name in sports broadcasting; the fastest growing cable channels in the U.S.; and the leading providers of pay-TV services in Asia, Europe and Latin America. Chase has been not only a valued colleague but a personal friend, and while I will miss our daily interaction, I will continue to rely on his superb judgment as News Corp. builds on the successes Chase helped foster."

Mr. Carey said: "I have had a great career at News Corp. and leave with tremendous pride in the Company we have built. When
I joined the Company, we had a two-night-a-week broadcast network, seven stations and no cable programming, international television operations or sports and news programming. Today News Corp. is a global media industry leader and a company that is truly a model for the 21st century."

Mr. Carey continued: "I want to thank Rupert for the opportunity to be an integral part of this challenge. The environment he created - one in which intelligent risk-taking and the ability to seize strategic opportunities are rewarded and bureaucracy is eschewed - has been critical to our success. The toughest aspect of my departure is having to leave a set of colleagues who are not just the best at what they do but great friends. Nonetheless, it is the right time for me to take a step back and catch my breath with confidence that only bigger and better things lay ahead for News Corp."

Mr. Carey was named Co-Chief Operating Officer of News
Corporation in 1996. Previously, he served as Chairman and Chief Executive Officer of Fox Television beginning in
1994.  Before holding that position, Mr. Carey was Chief
Operating Officer of Fox, having served as the company's
Chief Financial Officer until 1992. Mr. Carey joined Fox as Executive Vice President in 1988.



News Corporation (NYSE: NWS, NWS/A; ASX: NCP, NCPDP) had total assets as of September 30, 2001 of approximately
US$43 billion and total annual revenues of approximately
US$14 billion. News Corporation's diversified global operations in the United States, Canada, continental Europe, the United Kingdom, Australia, Latin America and the Pacific Basin include the production of motion pictures and television programming; television, satellite and cable broadcasting; the publication of newspapers, magazines and books; the production and distribution of promotional and advertising products and services; the development of digital broadcasting; the development of conditional access and subscriber management systems; and the creation and distribution of popular on-line programming.

For more information about News Corporation, please visit www.newscorp.com.